SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                   927926 20 4

                                 (CUSIP Number)

                          A. Murray Sinclair, President
                               Quest Ventures Ltd.
                           300 - 570 Granville Street
                   Vancouver, British Columbia, Canada V6C 3P1
                               Tel.: 604-689-1428

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 2002

             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 20 4                                                Page 2 of 9

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                               Quest Ventures Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                         WC


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        British Columbia, Canada
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                                                                               0
      NUMBER OF       ----------------------------------------------------------
        SHARES        8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                                                          584,794
        EACH          ----------------------------------------------------------
      REPORTING       9       SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                                   0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                                                         584,794
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         584,794
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            7.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                                                              CO
--------------------------------------------------------------------------------


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CUSIP No. 927926 20 4                                                Page 3 of 9

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                A. Murray Sinclair
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                                                  Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          Canada
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                                                                               0
      NUMBER OF       ----------------------------------------------------------
        SHARES        8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                                                          607,294
        EACH          ----------------------------------------------------------
      REPORTING       9       SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                                   0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                                                         607,294
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         607,294
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 927926 20 4                                                Page 4 of 9

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                   Brian E. Bayley
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                                                  Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          Canada
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                                                                               0
      NUMBER OF       ----------------------------------------------------------
        SHARES        8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                                                          584,794
        EACH          ----------------------------------------------------------
      REPORTING       9       SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                                   0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                                                         584,794
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         584,794
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            7.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 927926 20 4                                                Page 5 of 9

                                  SCHEDULE 13D

Item 1. Security and Issuer

        Class of Securities:       Common Shares (the "Common Shares")

        Name of Issuer:            VISTA GOLD CORP.
        Address of Issuer:         7961 Shaffer Parkway, Suite 5
                                   Littleton, Colorado 80127
                                   Tel.:  (720) 981-1185   Fax: (720) 981-1186

Item 2. Identity and Background

(a) Names

This Statement is filed by (i) Quest Ventures Ltd. ("Quest Ventures"), as the direct beneficial owner of Common Shares and share purchase warrants (as described in Item 5(c) hereof)*, (ii) by virtue of his ownership of 50% of the outstanding equity of Quest Ventures and his position of President and a director of Quest Ventures, A. Murray Sinclair and (iii) by virtue of his ownership of 50% of the outstanding equity of Quest Ventures and his position as a director of Quest Ventures, Brian E. Bayley (Quest Ventures, Mr. Sinclair and Mr. Bayley, collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Mr. Sinclair and Mr. Bayley, both Reporting Persons, are the only executive officers or Directors of the other Reporting Person, Quest Ventures. Each of Mr. Sinclair and Mr. Bayley is a director of Quest Ventures. Mr. Sinclair is also the President of Quest Ventures.

* NOTE: Each share purchase warrant is currently exercisable and entitles the holder to purchase one Common Share at a price of $1.50 per share. The Common Shares and share purchase warrants were issued as of September 19, 2002, upon automatic conversion of Debentures, all as described in Item 5(c) of this Statement. For purposes of this Statement, the term "Shares" includes Common Shares owned as well as those issuable on exercise of the share purchase warrants.

(b) Residence or business addresses:

The address of the principal executive offices of Quest Ventures, and the principal business address of both Mr. Sinclair and Mr. Bayley, is 300-570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

(c) Principal businesses or occupations:

Quest Ventures is a merchant bank. Mr. Sinclair is a partner both of Quest Management Corp. (a private management company having the same business address as Quest Ventures) and of Quest Ventures. Mr. Bayley is a partner both of Quest Management Corp. and of Quest Ventures. Mr. Sinclair is a director and President of Quest Investment Corporation (a merchant banking company listed on The Toronto Stock Exchange). Mr. Bayley is a director and Chief Executive Officer of Quest Investment Corporation.

(d) The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

CUSIP No. 927926 20 4                                                Page 6 of 9

                                  SCHEDULE 13D

(f) Jurisdictions of Organization/Citizenship:

Quest Ventures is incorporated under the laws of British Columbia, Canada. Mr. Sinclair and Mr. Bayley are citizens of Canada.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by Quest Ventures to acquire the Debentures reported in Item 5(c) was $300,000. These funds were provided by Quest Ventures' cash on hand and no funds were borrowed for such purpose.

The total amount of funds required by Mr. Sinclair to exercise the option to acquire 22,500 shares at Cdn.$4.37 (approximately U.S. $2.87) per share will be from personal funds of Mr. Sinclair.

Item 4. Purpose of Transaction

Quest Ventures acquired its securities of the Issuer solely for investment purposes. Mr. Sinclair will acquire his securities on the exercise of his option solely for investment purposes. None of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

NOTE: Beneficial ownership calculations below are based on 7,810,466 Common Shares of the Issuer outstanding as of September 19, 2002. Common Share and price numbers reflect a consolidation of Issuer's Common Shares on a 1-for-20 basis, effective June 19, 2002.

(a) Currently, Quest Ventures is the direct beneficial owner of 584,794 Shares (representing 7.2% of the Issuer's outstanding Common Shares), including 292,397 Common Shares and 292,397 share purchase warrants. Each share purchase warrant is currently exercisable and entitles the holder to purchase one Common Share at a price of $1.50 per share. The Common Shares and share purchase warrants were issued as of September 19, 2002, upon automatic conversion of Debentures, all as described in Item 5(c) of this Statement. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Sinclair and Mr. Bayley may be deemed to share indirect ownership of the Shares directly beneficially owned by Quest Ventures.

Mr. Sinclair is the direct beneficial owner of 22,500 Common Shares under an option to purchase an aggregate of 45,000 Common Shares, at an exercise price of Cdn.$4.37 (approximately U.S.$2.87) per share. The option is currently exercisable as to 50% of the shares under option and will become exercisable as to the remaining 50% in July 2003.

(b) Quest Ventures has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, each of Mr. Sinclair and Mr. Bayley may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Quest Ventures.

Mr. Sinclair has the direct power to vote and direct the disposition of the Shares held by him.

CUSIP No. 927926 20 4                                                Page 7 of 9


(c) On March 19, 2002, as part of a private transaction, the Issuer issued $300,000 aggregate principal amount of convertible debentures (the "Debentures") to Quest Ventures. The Debentures were convertible into units (the "Debenture Units") at a price of $1.026 per Debenture Unit, each consisting of one Common Share and one 5-year purchase warrant exercisable to purchase one Common Share at an exercise price of $1.50 per share. As provided by the Debenture terms, such conversion would be automatic upon effectiveness of a registration statement covering resale of Issuer Common Shares issuable upon conversion of the Debentures and exercise of warrants, including warrants issuable as part of the Debenture Units.

On May 21, 2002, Mr. Sinclair exercised options to purchase 100,000 Common Shares (5,000 on a post-consolidation basis) at an exercise price of Cdn.$0.14 (approximately U.S. $0.09) per share (Cdn.$2.80 and U.S.$1.80, respectively, on a post-consolidation basis). On May 27, 2002, Mr. Sinclair sold 100,000 Common Shares in open market transactions at prices of U.S.$0.50, $0.56 and $0.57 per share as to 20,000, 10,000 and 70,000 shares, respectively (U.S.$10.00, $11.20 and $11.40 per share as to 1,000, 500 and 3,500 shares, respectively, on a post-consolidation basis).

On September 19, 2002, the SEC declared effective the above-mentioned registration statement covering resale by selling security holders of Issuer Common Shares. As a consequence, the $300,000 principal amount of Debentures held by Quest Ventures were automatically converted, pursuant to their terms, into 292,397 Debenture Units at a price of $1.026 per Debenture Unit. Quest Ventures accordingly received 292,397 Common Shares and 292,397 share purchase warrants upon conversion of the Debentures. Quest Ventures holds 7.2% of the Common Shares of the Issuer and Mr. Sinclair holds 7.5% of the Common Shares of the Issuer.

On July 8, 2002, the Issuer granted Mr. Sinclair an option to purchase 45,000 Common Shares at an exercise price of Cdn.$4.37 (approximately U.S. $2.87) per share. The option is currently exercisable as to 50% of the shares under option and will become exercisable as to the remaining 50% in July 2003.

(d) Not applicable to any of the Reporting Persons

(e) Not applicable to any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Material to be Filed as Exhibits

EXHIBIT 1 Agreement to File Jointly, by and among the Reporting Persons, dated as of September 19, 2002.

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Not applicable

CUSIP No. 927926 20 4                                                Page 8 of 9

                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  September 19, 2002                 Quest Ventures Ltd.



                                          By: /s/ A. Murray Sinclair
                                              ----------------------------------
                                              A. Murray Sinclair, President




Date:  September 19, 2002                 /s/ A. Murray Sinclair
                                          --------------------------------------
                                          A. Murray Sinclair, individually




Date:  September 19, 2002                 /s/ Brian E. Bayley
                                          --------------------------------------
                                          Brian E. Bayley, individually